Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP INTERSECTS VEIN V2E1 WITH 6 METRES TRUE WIDTH GRADING 258 GRAMS PER TONNE SILVER, 7% LEAD AND 7% ZINC AT THE GC MINE, CHINA

VANCOUVER, British Columbia - August 12, 2021 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) is pleased to report results from its exploration programs at the GC silver-lead-zinc mine, Guangdong Province, China. Extensive drilling and tunneling are ongoing at the GC mine with seven rigs currently drilling.

From October 1, 2019 to June 30, 2021, 72,878 metres (“m”) from a total of 704 underground diamond drill holes were completed at the GC mine, including 27,527 m from 268 holes completed in the first six months of 2021. Assay results for all the holes have been received, with 577 holes intercepting mineralization.

The diamond drilling program at the GC mine targeted: (1) blocks of known silver-lead-zinc veins in and above the production area; and (2) exploration drilling at higher elevations in the north and south sides of the resource areas.

Drilling Intersected Thick and High-Grade Veins In and Above the Production Areas

Detailed drilling of blocks of known silver-lead-zinc veins in and above the GC mine production areas intersected high-grade veins. These mineralized occurrences were previously missed due to limited drilling and tunneling, changes in the strikes and dips, and/or pinch-swelling of the pay-zones in the veins.

The high-grade intercepts from this period are associated with parallel silver-lead-zinc veins V2-2, V2-3, V2-4, V2-4E, V2-7, V2E, V2E1, V2E6, V2W, V2W-4, V2W-9, V5-7, V5-9, V7, V7-1, V7-1E, V7-3, V9-4, V9-5, V9W-2N, V9W-5, V10, V10-1, V10-20, NV10, V19, V19-8, V25, V25-1, and V25-4. Other veins include V11, V16, and NV28. There are 24 new vein structures discovered in and above the production areas, including V2E4, V2E-4E, V2E-8, V7-2, V7-5, V7S, V8-2, V8-5, V10-10, V10-11, C10-17, V10-1S, V10W, V18-2, V18-3, V18-4, V19-2, V19-7, and V19-8. The Company is currently working on a technical report on the GC mine to update the resources and reserves as of December 31, 2020. It is expected that mineralization in these structures can be converted quickly into reserves and mined with existing underground workings.

Highlights of high-grade intercepts at the GC mine production area:

  Hole 20CK24A02 intersected a 6.13 m interval (6.01 m true width) of vein V2E1 grading 258 grams per tonne (“g/t”) silver (“Ag”), 7.05% lead (“Pb”), and 7.05% zinc (“Zn”) at the -211 m elevation, which includes a 1.10 m interval (1.08 m true width) grading 462 g/t Ag, 25.57% Pb, and 5.21% Zn at the -211 m elevation;

  Hole 20CK2609 intersected a 7.60 m interval (7.32 m true width) of vein V2E1 grading 284 g/t Ag, 5.80% Pb, and 4.48% Zn at the -229 m elevation, which includes a 1.18 m interval (1.14 m true width) grading 788 g/t Ag, 23.33% Pb, and 7.54% Zn at the -229 m elevation;

  Hole 20CK3025 intersected a 2.93 m interval (2.79 m true width) of vein NV28 grading 417 g/t Ag, 19.22% Pb, and 1.72% Zn at the -11 m elevation, which includes a 1.48 m interval (1.34 m true width) grading 815 g/t Ag, 37.47% Pb, and 2.12% Zn at the -11 m elevation;

  Hole 19CK11308 intersected a 2.11 m interval (1.88 m true width) of vein V9W-5 grading 454 g/t Ag, 11.00% Pb, and 2.76% Zn at the 150 m elevation, which includes a 0.84 m interval (0.65 m true width) grading 1,066 g/t Ag, 25.31% Pb, and 4.85% Zn at the 150 m elevation;

  Hole 19CK10707 intersected a 2.59 m interval (2.07 m true width) of vein V10-1 grading 345 g/t Ag, 1.36% Pb, and 14.87% Zn at the 156 m elevation, which includes a 1.59 m interval (1.27 m true width) grading 550 g/t Ag, 2.14% Pb, and 23.45% Zn at the 156 m elevation;

  Hole 20CK4608 intersected a 1.75 m interval (1.21 m true width) of vein V33 grading 308 g/t Ag, 2.08% Pb, and 16.28% Zn at the -4 m elevation; and

  Hole 20CK11805 intersected a 0.74 m interval (0.74 m true width) of newly discovered vein V18-3 grading 557 g/t Ag, 1.21% Pb, and 14.82% Zn at the -11 m elevation.

Drilling Intersected Newly-Discovered High-Grade Veins at Higher Elevations to the North and South of the Existing Resource Area

Exploratory underground drilling discovered high-grade Ag-Pb-Zn veins V33-1, V33-2, V35, V52-2, V52-3, and V59 in the south and veins NV2, NV3 and NV6 in the north of the existing resource area at the GC mine. These discoveries confirm the potential to expand the resource area outwards and extend the mine life at the GC mine.

  Hole 21CK4235 intersected a 2.71 m interval (2.19 m true width) of newly discovered vein V52-2 grading 264 g/t Ag, 0.25% Pb, and 17.02% Zn at the -3 m elevation;

  Hole 21CK4820 intersected a 2.16 m interval (1.30 m true width) of newly discovered vein V35 grading 539 g/t Ag, 8.06% Pb, and 3.23% Zn at the 140 m elevation;

  Hole 20CK46A01 intersected a 0.87 m interval (0.46 m true width) of newly discovered vein V33-2 grading 994 g/t Ag, 5.18% Pb, and 5.52% Zn at the 149 m elevation; and

  Hole 21CK42A35 intersected a 0.94 m interval (0.72 m true width) of newly discovered vein V52-2, grading 78 g/t Ag, 0.08% Pb, and 25.07% Zn at the -1 m elevation.

Table 1: Selected intercepts from the 2019-2021 exploration programs at the GC mine

Hole ID	From (m)	To (m)	Elevation (m)	interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Vein	New Veins
19CK10706	0.19	1.00	157	0.81	0.65	186	0.62	9.70	V10-1
19CK10707	0.00	2.59	156	2.59	2.07	345	1.36	14.87	V10-1
incl.	1.00	2.59	156	1.59	1.27	550	2.14	23.45	V10-1
19CK10907	0.00	0.62	157	0.62	0.50	310	0.06	12.06	V10-1
19CK11308	54.45	56.56	150	2.11	1.88	454	11.00	2.76	V9W-5
incl.	55.13	55.97	150	0.84	0.65	1,066	25.31	4.85	V9W-5
19CK8802	92.28	92.70	31	0.42	0.34	103	6.59	21.43	V10-11	New
20CK10202	18.96	19.58	93	0.62	0.58	260	4.17	6.18	V19-4
20CK10215	40.05	40.70	78	0.65	0.47	750	20.94	4.35	V15
20CK10920	51.30	52.00	-170	0.70	0.69	40	3.88	9.98	V10-12
20CK11115	39.02	40.16	134	1.14	1.01	242	1.40	9.47	V10-1
20CK11207	41.11	42.60	-53	1.49	0.49	228	1.47	9.56	V10-1
20CK11311	34.97	35.50	153	0.53	0.62	172	0.04	13.52	V10-5
20CK11315	49.99	50.79	44	0.80	0.76	854	0.34	0.43	V25
20CK11315	69.98	77.50	41	7.52	4.20	364	2.17	4.59	V7-1
20CK11406	38.27	38.66	90	0.39	0.39	781	0.47	8.66	V9-9
20CK11503	102.21	103.18	91	0.97	0.97	516	3.22	0.27	V33-1	New
20CK11505	23.39	24.37	98	0.98	0.98	359	1.72	10.72	V9W-2
20CK11603	105.56	110.40	-53	4.84	2.78	115	0.89	11.67	V33
incl.	107.60	108.91	-53	1.31	0.75	233	0.13	28.71	V33
20CK11620	12.14	12.65	43	0.51	0.45	1,587	0.93	1.74	V39
20CK11704	111.21	111.75	24	0.54	0.44	499	3.64	6.34	V18-3	New
20CK11716	112.02	112.52	-158	0.50	0.50	144	5.10	7.31	V5-2
20CK11716	134.84	137.91	-171	3.07	2.41	72	3.22	6.58	V9-4
20CK11805	104.30	105.04	-11	0.74	0.74	557	1.21	14.82	V18-3	New
20CK11808	104.05	104.61	24	0.56	0.38	533	2.98	7.51	V18-4	New
20CK11810	50.52	51.41	3	0.89	0.66	134	3.20	11.59	V33
20CK2407	36.34	37.06	41	0.72	0.49	423	17.20	6.79	V2E1
20CK24A02	53.41	59.54	-211	6.13	6.01	258	7.05	7.05	V2E1
incl.	53.79	54.89	-211	1.10	1.08	462	25.57	5.21	V2E1
20CK24A03	51.03	57.44	-231	6.41	6.14	139	1.99	3.98	V2E1
20CK24A15	44.06	45.39	39	1.33	1.00	177	0.85	9.16	V9-5
20CK24A16	45.55	46.92	25	1.37	1.06	258	0.31	12.80	V9-5
20CK2608	55.31	61.79	-211	6.48	6.05	134	3.81	4.02	V2E1
20CK2609	54.30	61.90	-229	7.60	7.32	284	5.80	4.48	V2E1
incl.	57.73	58.91	-229	1.18	1.14	788	23.33	7.54	V2E1
20CK2624	6.91	13.12	-251	6.21	3.53	157	3.51	4.80	V2-4
20CK2625	28.24	33.13	-267	4.89	2.53	159	2.04	6.35	V2-4
20CK2818	76.71	77.78	-214	1.07	0.91	159	9.34	5.22	V9-5
20CK3025	38.96	41.89	-11	2.93	2.79	417	19.22	1.72	NV28
incl.	38.96	40.44	-11	1.48	1.34	815	37.47	2.12	NV28
20CK3027	39.64	41.02	-32	1.38	1.19	500	19.31	7.88	NV28
20CK30A16	29.39	30.46	-129	1.07	0.59	63	0.51	16.09	V18
20CK34A07	50.96	52.52	-55	1.56	1.02	182	5.12	7.05	V2E
20CK34A11	143.21	147.54	-225	4.33	3.97	148	3.52	6.51	V2E
20CK34A15	70.96	72.17	-211	1.21	1.19	183	4.15	7.00	V2E
20CK3616	94.06	95.40	-23	1.34	1.30	144	6.30	8.56	V2E
20CK3619	70.53	75.45	-234	4.92	4.17	147	1.24	4.45	V2E
20CK3620	0.00	5.01	3	5.01	2.62	339	1.34	2.41	V18-3	New
20CK3819	108.75	113.74	-183	4.99	3.03	180	0.82	3.84	V2E

20CK4012	19.60	22.50	-2	2.90	2.77	222	2.51	2.15	V9W-2N
20CK40A10	16.92	18.45	-42	1.53	0.78	451	4.20	1.18	V32
20CK40A12	86.11	86.65	45	0.54	0.53	402	7.07	2.86	V37
20CK4608	49.62	51.37	-4	1.75	1.21	308	2.08	16.28	V33
20CK46A01	57.56	58.43	149	0.87	0.46	994	5.18	5.52	V33-2	New
20CK46A01	72.76	73.50	146	0.74	0.56	447	2.04	5.28	V33-1	New
20CK4802	135.29	135.76	39	0.47	0.46	115	0.54	18.05	NV6	New
20CK601	41.85	42.45	38	0.60	0.60	1,428	0.70	0.45	V40S
20CK9601	80.80	81.30	-107	0.50	0.48	187	17.60	4.76	V11
21CK10536	34.79	35.98	90	1.19	0.72	188	3.67	7.50	V28
21CK11103	86.88	89.20	145	2.32	1.95	172	2.15	7.89	V16
21CK11131	69.02	74.54	-184	5.52	5.05	94	3.96	3.54	V10
21CK11305	83.99	86.46	-181	2.47	1.92	206	4.88	11.86	V5-9
21CK11616	78.87	82.33	-164	3.46	2.76	134	3.84	2.62	V5-9
21CK1608	20.80	21.36	46	0.56	0.48	779	1.10	0.66	V9-3
21CK16A09	152.52	154.27	108	1.75	1.66	742	1.90	1.63	V7-1
21CK16A16	4.16	5.38	101	1.22	1.20	633	0.97	1.62	V25-1
21CK16A16	10.80	11.43	99	0.63	0.63	634	10.32	11.68	V25
21CK1810	22.46	25.70	40	3.24	2.63	388	1.29	3.71	V7-1
21CK18A09	50.36	51.93	120	1.57	1.21	948	1.51	0.88	V25-1
21CK2207	66.60	73.36	-278	6.76	5.73	130	4.65	3.93	V2W
21CK2207	85.22	88.70	-268	3.48	2.90	100	5.08	4.80	V2W-9
21CK2208	66.60	68.09	-278	1.49	1.26	384	13.05	7.47	V2W
21CK2241	23.82	25.20	-24	1.38	1.21	348	6.59	4.87	V2E
21CK2242	4.44	6.63	-4	2.19	0.49	255	7.82	6.02	V26
21CK2460	32.38	33.04	34	0.66	0.56	160	0.15	13.10	V9-4
21CK2461	39.36	40.03	34	0.67	0.59	463	0.45	15.24	V9-5
21CK24A09	19.74	23.30	-255	3.56	2.78	258	3.07	6.63	V2-4
21CK2638	17.00	24.11	-253	7.11	5.82	139	1.89	5.06	V2-4
21CK2638	133.04	144.31	-274	11.27	11.13	86	2.35	4.58	V2W
21CK2641	91.61	96.86	-14	5.25	5.02	152	0.19	6.51	V2E
21CK26A23	52.67	59.00	-276	6.33	6.16	121	3.68	5.66	V2-2
21CK26A24	19.72	25.63	-270	5.91	5.10	116	2.14	4.09	V2E1
21CK26A42	80.70	82.33	-12	1.63	1.55	152	4.92	10.12	V2E
21CK26A50	31.01	31.38	73	0.37	0.31	356	0.00	28.12	V5-7
21CK26A50	36.93	37.44	68	0.51	0.51	244	0.04	11.81	V5-9
21CK26A53	24.77	26.60	77	1.83	1.65	127	0.02	11.99	V5-7
21CK26A54	44.25	45.09	57	0.84	0.57	225	0.08	13.75	V5-7
21CK2821	25.73	35.87	-272	10.14	9.30	203	2.93	4.81	V2-4E
21CK2821	127.72	130.67	-339	2.95	2.58	202	0.28	9.97	V25-4
21CK2822	23.74	38.47	-275	14.73	12.89	127	2.06	4.03	V2-4E
21CK2823	17.78	22.91	-271	5.13	4.39	176	2.78	3.80	V2-4
21CK2824	26.38	41.65	-266	15.27	13.49	104	2.06	4.28	V2-4E
21CK3212	21.03	21.55	97	0.52	0.51	166	5.63	6.37	V7
21CK32A10	113.17	114.04	-140	0.87	0.76	81	6.30	5.25	V5-9
21CK32A32	138.29	139.47	-145	1.18	0.85	244	0.28	25.52	V5-20
21CK32A42	85.50	86.10	-131	0.60	0.57	114	0.04	17.16	V5-5
21CK3422	106.60	107.21	79	0.61	0.59	210	0.07	18.06	V2-3
21CK34A12	30.42	31.01	34	0.59	0.59	316	1.27	13.00	V7
21CK4235	64.69	67.40	-3	2.71	2.19	264	0.25	17.02	V52-2	New
21CK42A35	47.15	48.09	-1	0.94	0.72	78	0.08	25.07	V52-2	New
21CK4820	47.55	49.71	140	2.16	1.30	539	8.06	3.23	V35	New
21CK5005	55.30	55.70	45	0.40	0.40	1,344	0.54	0.46	V14

Tunneling Programs at the GC Mine

In addition to the drilling program, 16,070 m of exploration drift tunneling were developed at the GC mine during this period. The exploration tunneling, comprised of drifting, cross-cutting and raising, was driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources and test for new parallel and splay structures. The results of the exploration tunneling are summarized in the following table.

Major Target Veins	Elevation (m)	Total Tunneling (m)	Channel Samples Collected	Drift Included (m)	Total Mineralization Exposed by Drifts [1]
					Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
V1, VH1, V2-1, V2-2, V2E, V2E1,V2E-4E, V2W, V2W-4, V2W-9, V5,V5-9, V5-12, V6E, V6E-3, V6M, V7-1E, V7-2N, V7-5, V9-2, V10, V10-1,V10W, SV10, V13, V14, V16, V17, V17-1, V18, V19, V19-6, V32,V33, V37, V40, V46, V49, V52, V59	(-300)- 150	19,786	7,531	16,070	7,482	0.84	148	2.14	5.61

[1] Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 105 g/t at the GC mine. (Formula used for AgEq calculation: AgEq = Ag g/t + 50.46 * Pb% + 43.53 * Zn%)

Highlights of selected mineralized zones exposed in the drift tunnels:

  Drift Tunnel V5-9-(-50)-30NEYM exposed mineralization 60 m long and 1.09 m wide (true width) grading 357 g/t Ag, 4.72% Pb, and 10.08% Zn within vein V5-9 at the -50 m elevation;

  Drift Tunnel V19-(-75)-42WYM exposed mineralization 28 m long and 0.91 m wide (true width) grading 234 g/t Ag, 13.56% Pb, and 6.42% Zn within vein V19 at the -100 m elevation;

  Drift Tunnel V19-(-50)-48ANEYM exposed mineralization 65 m long and 1.20 m wide (true width) grading 161 g/t Ag, 2.28% Pb, and 12.18% Zn within vein V19 at the -50 m elevation;

  Drift Tunnel V52-150-119NEYM exposed mineralization 50 m long and 0.86 m wide (true width) grading 454 g/t Ag, 3.88% Pb, and 7.39% Zn within vein V52 at the 150 m elevation; and

  Drift Tunnel V10-1-150-38ANEYM exposed mineralization 135 m long and 0.60 m wide (true width) grading 288 g/t Ag, 0.77% Pb, and 12.61% Zn within vein V10-1 at the 150 m elevation.

Table 2: Selected mineralized zones exposed by drift tunneling at the GC mine

Tunnel ID	Vein	Elevation (m)	Ore Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
V1-(-150)-32ASYM	V1	-150	67.0	0.54	53	3.90	3.95
V1-2-(-150)-20WYM	V1-2	-150	10.0	0.47	272	7.83	3.50
V2-1-(-250)-26AEYM	V2-1	-250	25.0	0.74	117	3.15	3.21
V2-2-(-200)-30EYM	V2-2	-200	31.0	0.83	104	0.49	2.85
V2E-(-250)-26ASEYM	V2E	-250	88.0	1.22	50	0.76	3.69

V2E1-(-250)-24AEYM	V2E1	-250	33.0	1.86	81	0.76	2.90
V2E1-(-300)-26AEYM	V2E1	-300	11.0	2.24	109	1.50	5.98
V2E-4E-(-50)-44ANEYM	V2E-4E	-50	48.0	0.46	104	2.36	6.95
V2E-4E-(-100)-46AWYM	V2E-4E	-100	39.0	0.60	79	1.87	6.68
V2E-4E-(-100)-46AEYM	V2E-4E	-100	15.0	0.55	40	0.53	6.71
V2W-(-200)-22SWYM	V2W	-200	91.0	1.78	102	2.84	4.61
V2W-(-200)-22NEYM	V2W	-200	94.0	2.07	90	2.47	4.11
V2W_YM	V2W	-200	28.0	1.10	98	2.83	3.55
V2W-(-250)-24NEYM	V2W	-250	54.0	2.48	137	2.58	3.55
V2W-(-250)-24SWYM	V2W	-250	28.0	1.75	62	1.84	3.26
V2W-4-(-200)-22AWYM	V2W-4	-200	16.0	0.90	247	7.88	5.80
V2W-9-(-200)-22WYM	V2W-9	-200	31.0	0.76	114	3.41	4.04
V5-50-30AEYM	V5	50	25.0	0.89	274	0.17	10.13
V5-9-(-50)-30NEYM	V5-9	-50	60.0	1.09	357	4.72	10.08
V5-9-(-200)-36NYM	V5-9	-200	50.0	1.18	107	2.02	3.72
V6E3-0-32EYM	V6E3	0	50.0	0.42	142	12.08	10.16
V6M-2-(-150)-18SEYM	V6M-3	-150	80.0	0.61	65	3.59	3.19
V7-3-100-30WYM	V7-3	100	27.0	0.30	102	0.03	14.94
V9-5-100-28AEYM	V9-5	100	50.0	0.37	186	0.35	11.68
V9-5-(-100)-32WYM	V9-5	-100	15.0	1.15	83	2.37	3.07
V9-5-(-250)-24EYM	V9-5	-250	87.0	0.87	68	2.06	3.12
SV10-(-150)-42NEYM	SV10	-150	19.0	1.53	109	2.04	3.91
SV10-(-150)-42SWYM	SV10	-150	22.0	1.53	109	2.04	3.91
V10-(-100)-46EYM	V10	-100	178.0	0.95	60	2.12	3.44
V10-(-150)-40NEYM	V10	-150	40.0	1.28	98	2.92	3.43
V10-(-150)-44NEYM	V10	-150	196.0	1.25	71	1.79	4.19
V10-(-150)-40SWYM	V10	-150	46.0	1.50	28	0.53	4.69
V10-(-130)-107SWYM	V10	-150	10.0	0.71	44	1.42	3.15
V10-(-150)-44SWYM	V10	-150	34.0	1.39	39	1.47	2.73
V10-1-135-40SWYM	V10-1	150	37.0	0.71	203	0.86	15.03
V10-1-150-38ANEYM	V10-1	150	135.0	0.60	288	0.77	12.61
V10-1-(-50)-40SWYM	V10-1	-50	20.0	0.78	143	0.37	3.77
V10-1-(-100)-42ASWYM	V10-1	-100	43.0	1.15	199	0.74	3.53
V10-1-(-150)-44SWYM	V10-1	-150	25.0	0.84	116	0.74	5.16
V10W-(-150)-40WYM	V10W	-150	15.0	1.54	198	2.05	3.62
V14-50-46SWYM	V13	50	131.0	0.71	92	0.79	9.35
V14-(-50)-116SWYM	V13	-50	20.0	0.95	148	1.16	13.57
V14-(-100)-50NEYM	V14	-100	67.0	0.90	55	2.20	2.08
V16-150-30AEYM	V16	150	9.0	0.69	808	1.84	1.99
V16-135-32EYM	V16	150	53.0	0.66	456	1.48	4.50
V16-135-32WYM	V16	150	131.0	0.39	358	1.43	4.15
V16-150-32EYM	V16	150	40.0	0.61	105	0.67	5.49
V16-150-34AEYM	V16	150	35.0	0.53	133	1.50	2.51
V16-110-34EYM	V16	100	80.0	0.66	136	0.66	6.12
V17-(-100)-34AEYM	V16	-100	6.0	0.52	1260	4.27	2.10
V17-0-34WYM	V17	0	39.0	0.32	273	0.34	22.88
V17-0-34EYM	V17	0	69.0	0.36	517	0.71	12.46
V17-(-50)-34EYM	V17	-50	40.0	0.58	126	0.93	3.80
V17-(-100)-30AEYM	V17	-100	35.0	0.83	57	1.70	2.70
V17-1-0-34WYM	V17-1	0	19.0	1.75	596	1.37	2.91

V17-1-0-34EYM	V17-1	0	27.5	0.41	304	0.88	4.67
V17-1-(-45)-34EYM	V17-1	-50	33.0	0.56	84	1.03	4.66
V17-1-(-45)-34WYM	V17-1	-50	25.0	0.58	70	0.25	3.17
V18-150-28AEYM	V18	150	22.0	0.54	273	0.87	1.98
V8-(-50)-30AEYM	V18	-50	72.0	1.11	315	2.16	2.90
V18-(-100)-30AEYM	V18	-100	46.0	1.37	163	3.16	8.10
V18-(-100)-30AWYM	V18	-100	11.0	1.29	92	2.28	6.87
V19-(-50)-48ANEYM	V19	-50	65.0	1.20	161	2.28	12.18
V19-(-75)-42WYM	V19	-100	28.0	0.91	234	13.56	6.42
V19-(-75)-42EYM	V19	-100	31.0	1.04	70	5.89	4.17
V19-(-100)-46EYM	V19	-100	99.0	0.77	101	0.66	7.64
V19-(-150)-40WYM	V19	-150	14.0	1.64	151	1.34	3.72
V19-(-150)-40EYM	V19	-150	70.0	0.91	81	1.42	3.81
V19-(-150)-44EYM	V19	-150	15.0	0.72	64	2.04	2.92
V19-6-100-40WYM	V19-6	100	22.0	1.21	99	2.20	2.04
V25-(-200)-105NEYM	V25	-200	15.0	1.87	77	0.96	3.30
V32-0-50ANEYM	V32	0	73.0	0.40	635	4.57	3.54
V32-20-50NEYM	V32	0	18.0	0.44	132	3.10	6.18
V32-20-50SWYM	V32	0	38.0	0.44	132	3.10	6.18
V32-0-50ASWYM	V32	0	10.0	0.59	87	2.25	2.19
V33-0-52SWYM	V33	0	60.0	0.92	201	5.77	5.15
V33-0-52YM	V33	0	76.0	0.98	163	3.23	4.19
V37-50-44ANEYM	V37	50	27.0	0.74	86	6.79	7.70
V40-(-85)-12WYM	V40	-100	9.0	0.99	257	5.75	6.34
V52-150-38WYM	V52	150	11.5	0.45	307	0.93	20.84
V52-150-119NEYM	V52	150	50.0	0.86	454	3.88	7.39
V19-2-150-40ASEYM	V59	150	22.0	0.50	226	4.22	3.65
VH1-0-32NEYM	VH1	0	16.0	1.06	40	3.50	5.16

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the on-site laboratory (Laboratory of Guangdong Found).

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are shipped in securely sealed bags to the on-site laboratory.

For analysis, the sample is dried and crushed to minus 1 mm and then split to a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with two-acids for analysis of silver, lead, zinc and copper with atomic absorption spectroscopy (AAS), and the other is retained as pulp reject at the lab for future reference.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRMs, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2021 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.